FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 3, 2009

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On June 3, 2009 Syneron Medical Ltd. (the "Company") issued a press release announcing that at THE Aesthetic Show in Las Vegas, June 5-7, it will be introducing a new treatment modality called Sublative Rejuvenation™; the VelaShape II™, Syneron’s latest device for cellulite and circumferential reduction; and the Syneron Advantage, a new business model for physicians.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559).

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1
Press release dated June 3, 2009, titled "Syneron to Launch Industry-First Treatment Modality, New Product for Procedures Leading to Body Contouring and Physician-Focused Initiative at THE Aesthetics Show.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd.

By: /S/ Louis P. Scafuri

Louis Scafuri
Chief Executive Officer

Date: June 3, 2009